UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2026

Eran Ophir, Ph.D.
Chief Executive Officer
Compugen Ltd.
Azrieli Center
26 Harokmim Street
Building D
Holon 5885849, Israel

Re: Compugen Ltd.
Registration Statement on Form F-3
Filed May 18, 2026
File No. 333-295989

Dear Eran Ophir Ph.D.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel I. Goldberg, Esq.